EXHIBIT 11.1

THE PMI GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER SHARE

	Year ended December 31,
	2007	2006	2005
	(In thousands, except per share data)
Basic net (loss) income per share:
Net (loss) income	$(915,326)	$419,651	$409,169
Weighted-average shares outstanding	84,645	86,478	91,738

Basic net (loss) income per share	$(10.81)	$4.85	$4.46

Diluted net (loss) income per share:
Net (loss) income:
As reported	$(915,326)	$419,651	$409,169
Interest and amortization expense, net of taxes	—	4,752	7,648

Net (loss) income adjusted for diluted EPS calculation	$(915,326)	$424,403	$416,817

Weighted-average shares outstanding	84,645	86,478	91,738
Weighted-average stock options and other dilutive components	—	1,192	1,729
Weighted-average dilutive components of CoCo’s	—	5,196	8,153

Weighted-average shares for diluted EPS	84,645	92,866	101,620

Diluted net (loss) income per share	$(10.81)	$4.57	4.10